Exhibit 99.1

BASSET VENTURES INC.

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 7, 2007.

This Information Circular is being mailed by the management of Bassett Ventures Inc. (“BASSETT” or the “Company”) to everyone who was a shareholder of record on May 7, 2007, which is the date that has been fixed by the directors of Bassett as the record date to determine the shareholders who are entitled to receive notice of the meeting.

Bassett is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of Bassett’s management for use at the annual general meeting (the “Meeting”) of the shareholders that is to be held on Thursday, Jun 7, 2007 at 10:00 a.m. (Vancouver time) at 1255 West Pender Street, Vancouver, British Columbia.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of Bassett may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by Bassett.

Details of the time and place of the Meeting are contained in the Notice of Meeting that accompanies this Information Circular.

Under Bassett’s Articles, one shareholder must be present in person or by proxy and entitled to vote at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Meeting will be rescheduled.

PART 1 - VOTING

HOW A VOTE IS PASSED?

All matters that will come to a vote at the Meeting, as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of Basset as at May 7, 2007, you are entitled to notice of and to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting By Proxy” below).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, please complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy to Bassett’s transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Facsimile: 604-689-8144) not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you.  A form of proxy is enclosed with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the Meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy will be deemed to be appointed to act as your proxyholder.  Such persons are directors and/or officers of Bassett (the “Management Proxyholders”).

Instructing Your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the Management Proxyholders as your proxyholder, they will, unless you give contrary instructions, vote your shares at the Meeting as follows:

✓

FOR the election of the proposed nominees as directors;

✓

FOR the ratification of UHY LDMB Advisors Inc., Chartered Accountants, as the auditors of the Company;

✓

FOR the resolution to consolidate the issued and outstanding share capital of the Company at a ratio of five old shares for each new share; and

✓

FOR the resolution to change the name of the Company from Bassett Ventures Inc. to Arris Resources Inc.

For more information about these matters, see Part 3 – The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting.  At the time of printing this Information Circular, the management of Bassett is not aware of any other matter to be presented for action at the Meeting.  If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to Bassett at 1255 West Pender Street, Vancouver, B.C., V6E 2V1; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person.  Only registered shareholders may revoke a proxy.  If your shares are not registered in your own name and you wish to change your vote, you must, at least 7 days before the Meeting, arrange for your nominee to revoke your proxy on your behalf (see below under “Non-Registered Shareholders”).

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they are likely held in the name of a “nominee”, usually a bank, trust company, securities dealer or other financial institution.  Your nominee must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form.  If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form.  If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, we will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote.  If you wish to vote in person at the Meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee.  If you do this, you will be instructing your nominee to appoint you as proxyholder.  Please adhere strictly to the signing and returning instructions provided by your nominee.  It is not necessary to complete the form in any other respect, since you will be voting at the Meeting in person.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of Bassett consists of an unlimited number of common shares.  At the close of business on May 7, 2007, 10,216,843 common shares were outstanding.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 7, 2007, the date fixed by the Board of Directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of Bassett, based on a review of the registered shareholder list and publicly filed insider reports (as filed on SEDI), there were no owners or persons beneficially owning, directly or indirectly, or exercising control or direction over 10% or more of the common shares as at May 7, 2007.

PART 3 - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

The audited financial statements of Bassett for the year ended December 31, 2006, will be placed before you at the Meeting.  Shareholders who have previously requested a copy our financial statements and related management discussion and analysis (MD&A) for our year ended December 31, 2006 will receive  copy  by mail or if eligible, by e-mail.  Shareholders can request a copy of our future financial statements and MD&A by completing our supplemental request card which is accompanies the Notice of Meeting and this Information Circular.  Shareholders can also view these documents at www.sedar.com.

ELECTION OF DIRECTORS

Directors of Bassett are elected for a term of one year.  The term of office of each of the existing directors will expire at the Meeting, and each of the nominees, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time.  Under Bassett’s Articles and pursuant to the Business Corporations Act (British Columbia), the number of directors cannot be fewer than 3.  Bassett currently has four directors.

The following are the nominees proposed for election as directors of Bassett together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name, Residence and Present Position with the Company	Principal occupation (1)	Director since	Number of shares(1)	Number of options / warrants
Curt Huber Vancouver, B.C. President, and Director	Corporate Consultant for the past 20 years, in the Mining, Oil & Gas and Technology sectors	April 19, 2007	NIL	NIL

Name, Residence and Present Position with the Company	Principal occupation (1)	Director since	Number of shares(1)	Number of options / warrants
Parmjeet Johal (2) North Vancouver, B.C. Director	Independent businessman, owner of a pharmacy	June 29, 2006	NIL	NIL
Harpreet Janda (2) Richmond, BC Chief Financial Officer, Secretary and Director	Account executive with Purolator Courier	May 26, 2006	NIL	NIL
Tajinderjit Johal (2) Surrey, BC Director	Independent Businessman, Director of a sporting goods company	June 29, 2006	NIL	NIL

NOTES:

(1)

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished be the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last Annual General Meeting have held the principal occupation or employment indicated for at least five years.

(2)

Current member of the Audit Committee.

Bassett’s management recommends that the shareholders vote in favour of the election of the proposed nominees as directors of Bassett for the ensuing year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular.

Corporate Cease Trade Orders and Bankruptcies

No director or officer of Bassett is, or has been within the past ten years, a director or executive officer of any company (including Bassett) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  Furthermore, no director or officer of Bassett has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ratification of Appointment Of The Auditor

During the financial year ended December 31, 2006, UHY LDMB ADVISORS Inc., Chartered Accountants, 6345 – 197 Street, Langley, British Columbia V2Y 1K8, served as the Company’s auditor and has served as auditor of the Company since September 9, 2003.  See Part 5 – Audit Committee – External Auditor Service Fees.

Bassett’s management recommends that the shareholders vote in favour of the ratification of UHY LDMB ADVISORS Inc, Chartered Accountants, as Bassett’s auditor for the past fiscal year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the ratification of UHY LDMB ADVISORS Inc, Chartered Accountants as Bassett’s auditor.

NAME CHANGE AND CONSOLIDATION

Management are proposing to consolidate the issued and outstanding common shares of the Company on a five (5) current common shares for one (1) new common share and a name change from Bassett Ventures Inc. to Arris Resources Inc., subject to regulatory approvals.  The share consolidation and name change are subject to the prior acceptance of the CNQ and to the Company obtaining the shareholder approval.

Consolidation

Accordingly, shareholders of the Company will be asked to approve an Ordinary Resolution as follows:

(a)

“the authorized and issued share capital of the Company, be consolidated on the basis of one (1) new share for every five (5) old shares, and

(b)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.”

Name Change

Accordingly, shareholders of the Company will be asked to approve an Ordinary Resolution, as follows:

(a)

“the Company change its name from BASSETT VENTURES INC. to ARRIS RESOURCES INC. and to amend the Articles of the Company accordingly; and

(b)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.”

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Bassett has no arrangements, standard or otherwise, pursuant to which Directors are compensated by Bassett for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Bassett has a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and Directors.  During the most recently completed financial year no stock options were granted, no stock options were exercised and 11,667 stock options were cancelled.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with National Instrument 51-102 (“NI 51-102”) sets forth all annual and long term compensation for services in all capacities to Bassett during the financial year ended December 31, 2006 and in the preceding two financial years, as applicable (to the extent required by NI 51-102) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of Bassett as at December 31, 2006 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (period) Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
Sokhie Puar(4) President	2006 2005	Nil Nil	Nil Nil	$42,500 $45,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Geoffrey Dryer President	2004	$92,000	Nil	Nil	200,000(3)	Nil	Nil	Nil

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Catherine M. Stauber Chief Executive Officer	2004	$75,000	Nil	Nil	250,000(3)	Nil	Nil	Nil
Praveen Varshney Chief Financial Officer	2004	$60,000	Nil	Nil	250,000(3)	Nil	Nil	Nil

NOTES:

(1)

Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. (“SNJ”), the Company paid an aggregate of $45,000, being $5,000 per month to SNJ during the fiscal year ended December 31, 2005. Effective July 2005, the consulting fees were reduced to $2,500 per month. SNJ is a BC private company of which Sokhie Puar is the President.

(2)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003. VCC is a BC private company of which Praveen Varshney and Peeyush Varshney are directors.

(3)

These numbers represent pre-consolidated shares. Options granted to Geoffrey Dryer and Catherine Stauber expired upon their resignation and are no longer outstanding.

(4)

Sokhie Puar resigned as director and President on April 19, 2007.

LONG TERM INCENTIVE PLAN (LTIP) AWARDS

Bassett does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of Bassett's securities) was paid to the Named Executive Officers during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS (“SAR”) GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($CDN/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($CDN/Security)	Expiration Date
Sokhie Puar President	0	0	N/A	N/A	N/A

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable(2)
Sokhie Puar President	N/A	N/A	0	N/A

(1)         Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)         In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Company's shares as at December 31, 2006 was $0.26.

PART 5 – AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The text of Bassett’s Audit Committee Charter is attached as Appendix A to this Circular.

COMPOSITION OF AUDIT COMMITTEE

Harpreet Janda, Parmjeet Johal and Tajinderjit Johal are members of Bassett’s Audit Committee.  At present, two of the Audit Committee members (Tajinderjit Johal and Parmjeet Johal) are considered “independent” as that term is defined in applicable securities legislation; Harpreet Janda is not considered independent as he is a CFO of the Company.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bassett’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.

EXTERNAL AUDITOR SERVICE FEES

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit –related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit / Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$8,000.00	$1,000.00	Nil
December 31, 2005	$27,627.00	$2,100.00	Nil

AUDIT COMMITTEE OVERSIGHT

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Bassett’s Audit Committee Charter attached as Appendix A to this circular.

EXEMPTION IN SECTION 6.1 OF MI 52-110

As Bassett is a “Venture Issuer” pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PART 6 – CORPORATE GOVERNANCE

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101 applicable to venture issuers, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines").  The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

BOARD OF DIRECTORS

The Board currently consists of four directors, of whom two are independent, namely Mr. Parmjeet Johal and Tajinderjit Johal.  None of the independent directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors independent judgment.  If management's nominees for directors are elected at the Meeting, following the Meeting the Board will consist of four directors, of whom two will be independent.

DIRECTORSHIPS

The following directors of the Company are also directors of other reporting companies, as described in the table below.

Name of director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Curt Huber	Maxtech Ventures Inc. Ona Exploration Inc.

ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company's history, performance and strategic plans.

ETHICAL BUSINESS CONDUCT

The Board has not adopted a formal written code of ethics.  The Board is of the view that the requirements of the audit committee charter and Board members' ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

NOMINATION OF DIRECTORS

Given the size of the Board and nature of development of the Company's business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

COMPENSATION

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Company's stock option plan.  The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

OTHER BOARD COMMITTEES

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

ASSESSMENTS

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors shareholdings and the required time commitment to the affairs of the Company.

PART 7 – OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of December 31, 2006, Bassett’s most recently completed financial year, the only equity compensation plan which the Company has in place is its stock option plan (the “Plan”) which was approved by the shareholders of the Company on May 31, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	402,333	$0.96	519,351
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	402,333	$0.96	519,351

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No one director or executive officer, former director or executive officer, or proposed nominee for election as a Director of the Company, or any associate or affiliate of the foregoing was indebted to Bassett in the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of Bassett at any time since the beginning of Bassett’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of a beneficial ownership or otherwise in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, no proposed nominee for election as a director, and no director or executive officer of Bassett (or of a person or company that is itself an “informed person” (as defined in NI 51-102) of the Company), and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Bassett’s outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Bassett or in any proposed transaction since the beginning of the last completed financial year that has materially affected Bassett or is likely to do so.

MANAGEMENT CONTRACTS

The management functions of Bassett are performed by its directors and senior officers and it has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Bassett.  See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts.

OTHER MATTERS

Management of Bassett is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain the annual financial statements and Management Discussion and Analysis, for the year ended December 31, 2006 without charge upon request to Bassett at 1255 West Pender Street, Vancouver, British Columbia, V6E 2V1 - Tel.:  (604) 687-0879  Fax.: (604) 408-9301.  You may also access Bassett’s public disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS’ APPROVAL

The Board of Directors of Bassett Ventures Inc. has approved the contents of this Information Circular and its distribution to shareholders entitled to receive notice of the Meeting.

Vancouver, British Columbia, May 10, 2007.

BASSETT VENTURES INC. By: “Curt Huber” Curt Huber, President

BASSETT VENTURES INC.
(the “Company”)

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1.

Purpose

1.1.

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.  Within this mandate, the Audit Committee’s role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders;

(b)

enhance the independence of the external auditor;

(c)

facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.

The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.

Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The Audit Committee will consist of at least three members, the majority of whom are neither officers nor employees of the Company or any of its affiliates.

2.3.

The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.

Authority

3.1.

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)

communicate directly with management and any internal auditor, and with the external auditor without management involvement.

(c)

Approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.

Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)

reviewing the external auditor’s audit plan, fee schedule and any related services proposals;

(d)

overseeing the work of the external auditor;

(e)

ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and will enquire if there are any sanctions imposed by the CPAB on the external auditor;

(f)

ensuring that the external auditor meets the rotation requirements for partners and staff on the Company’s audits;

(g)

reviewing and discussing with management and the external auditor the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditor’s written communications to the Committee and to management;

(h)

reviewing the external auditor’s report, audit results and financial statements prior to approval by the Board of Directors;

(i)

reporting on and recommending to the Board of Directors the annual financial statements and the external auditor’s report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(j)

reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(k)

ensuring adequate procedures are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

(l)

overseeing the adequacy of the Company’s system of internal accounting controls and internal audit process obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(m)

ensuring the integrity of disclosure controls and internal controls over financial reporting;

(n)

resolving disputes between management and the external auditor regarding financial reporting;

(o)

establishing procedures for:

i.

the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

ii.

the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

(p)

reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(q)

pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(r)

overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2.

The Audit Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

5.

Meetings

5.1.

The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

5.2.

The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.

The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.

The external auditor is entitled to receive reasonable notice of every meeting of the Audit Committee and to attend and be heard thereat.

5.5.

A member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

5.6.

The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.7.

The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.

The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.

Reports

6.1.

The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors’ meeting at which those recommendations are presented.

7.

Minutes

7.1.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.